December 5, 2005

VIA OVERNIGHT COURIER AND EDGAR

Re:	MasterCard Incorporated Pre-Effective Amendment No. 2 to Registration Statement on Form S-1 File No. 333-128337

Amanda McManus, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. McManus:

On behalf of MasterCard Incorporated we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (“SEC”) Pre-Effective Amendment No. 2 to the above-referenced Registration Statement relating to the offering of shares of its Class A common stock, par value $0.0001 per share, marked to show changes from the Registration Statement as filed on November 14, 2005. The Registration Statement has been revised in response to the Staff’s comments.

In addition, we are providing the following responses to your comment letter, dated November 22, 2005, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2 to the

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Registration Statement. The responses and information described below are based upon information provided to us by MasterCard.

General

1.	We note your response to our prior comment number 3. Please provide us with directed share information and materials as soon as they are available and in any event sufficiently in advance of a request for effectiveness of your registration statement to provide time for our review and comment.

MasterCard hereby advises the Staff that it intends to invite approximately 220 management level employees and certain directors to participate in the directed share program. The directed share program administrator has not yet been identified, and the mechanics of the directed share program have not yet been finalized. MasterCard will update the Staff with the requested information once it becomes available.

2.	We are currently reviewing your response to our prior comment number 4 and will provide you with any additional comments as soon as we have completed that review.

MasterCard acknowledges the Staff’s comment.

Prospectus Cover Page

3.	Please revise to delete the identification of underwriters serving as “sole global coordinator” and “joint bookrunner” on the prospectus cover page as this information is not required by Item 501 of Regulation S-K, is not material to an investment decision and is more appropriate under the heading “Plan of Distribution.”

In response to the Staff’s comment, MasterCard has deleted the identification of the underwriters serving as sole global coordinator and joint bookrunners on the prospectus cover page.

4.	We note that in response to comment 11 you have revised to disclose the restrictions on ownership of the Class A common stock. Please retain this disclosure but revise to delete the cross-reference from the cover page.

In response to the Staff’s comment, MasterCard has deleted the cross-reference from the prospectus cover page.

5.	We note your response to our prior comment number 9. Please reconcile your new disclosure on the cover page that you intend to apply for a listing on the NYSE, with your disclosure on page 144 that such application has been made.

In response to the Staff’s comment, MasterCard has revised its disclosure on page 145.

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6.	Please revise to disclose that virtually all of the offering proceeds will be used to redeem shares from your existing stockholders.

In response to the Staff’s comment, MasterCard has disclosed on the prospectus cover page that it intends to use all but $650 million of its net proceeds from this offering to redeem shares of Class B common stock from its existing stockholders.

Prospectus Summary, page 1

Risks Related to our Business and Industry, page 4

7.	Please revise the heading in the fifth risk factor to include your expected net loss for the year and make corresponding changes to the risk factor on page 26.

In response to the Staff’s comment, MasterCard has revised the heading in the fifth risk factor on page 5 to include the expected net loss for the year and made a corresponding change to the risk factor on page 26.

8.	We note that you have referred to your members for the first time in the eighth risk factor on page 5. Prior to this point you have referred to existing stockholders. Since this is the first reference to “members,” please revise to clarify who the members are and whether this also refers to your existing stockholders.

In response to the Staff’s comment, MasterCard has revised its disclosure on page 5 to clarify that MasterCard’s existing stockholders are principal members of MasterCard International to whom MasterCard refers as its members and who are MasterCard’s customers.

The Offering Transactions, page 6

9.	Please revise to disclose that on the fourth anniversary of this offering approximately 60 million shares of Class B common stock will be convertible into shares of Class A common stock.

In response to the Staff’s comment, MasterCard has revised its disclosure on page 7 to disclose that the shares of Class B common stock will be convertible into shares of Class A common stock commencing on the fourth anniversary of this offering.

Summary Consolidated Financial and Other Data, page 11

10.	Refer to footnote (6) on page 12. Please explain in more detail what you mean when you say that certain transactions that were considered “processed transactions” are no longer considered “processed transactions” for the nine months ended September 30, 2005. What types of transactions are you referring to and why are they no longer considered “processed transactions?”

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In response to the Staff’s comment, MasterCard has expanded footnote (6) on page 12 in “Summary Consolidated Financial and Other Data” to provide the requested explanation.

Risk Factors, page 13

11.	We note your new disclosure on page 147 that some of your underwriters are members or affiliates of members that will receive a percentage of the proceeds used for the redemption of the Class B common stock and will receive more than 10% of the entire net proceeds in this offering, and therefore may be “deemed” to have a conflict of interest. In addition, we note your disclosures that affiliates of some of your underwriters have agreements with you regarding payments and fees. Please revise to include a risk factor discussing the risks posed by the conflict of interest and that these conflicts may impact their due diligence efforts.

In response to the Staff’s comment, MasterCard has added a new risk factor on pages 28 – 29.

Interchange fees are subject to increasingly intense legal and regulatory scrutiny worldwide, which may have a material adverse impact on our revenue, our prospects for future growth and our overall business, page 13

12.	We note your new disclosure in the first full paragraph on page 14. Please expand your disclosure to explain what Section 1 of Sherman Act provides and how your setting of interchange fees allegedly violates its provisions.

In response to the Staff’s comment, MasterCard has revised its disclosure on page 14.

If we are found liable in any of the other litigations that have been brought against us or in any other litigation to which we may be subject in the fixture, we may be forced to pay damages and/or change our business practices or pricing structure, any of which could have a material adverse effect on our revenue and profitability, page 13

13.	We note your new disclosure in response to prior comment 32 in which you briefly describe chargeback transactions. However, in response to our request that you explain the basis of the claims related to those types of transactions you have included disclosure that these claims were brought under both federal antitrust law and state common and statutory law. Please revise to disclose the nature of the claims brought under such laws.

In response to the Staff’s comment, MasterCard has revised its disclosure on page 16.

Standard and Poor’s Rating Services has announced that they will downgrade our credit rating upon completion of this offering, which will result in an increase of our interest expense for borrowings under our credit facility. Further downgradings of our credit ratings could

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materially and adversely affect our future ability to obtain funding or materially increase the cost of any additional funding, page 24

14.	We note your disclosure that the Standard and Poor’s downgrade is due to the loss of MasterCard International’s right to impose special assessments upon its members in connection with this offering. We note further the disclosure on page 98 that one plaintiff in the MasterCard antitrust litigation has asserted that a result of relinquishing the right to assess member banks would be a shift to public investors of legal liability. Finally, we note from your response to prior comment 38 that you have never imposed special assessments in connection with settlements or judgments but have imposed special assessments to cover counterfeit losses. Please revise to provide investors with a better understanding of the connection between the downgrade and the ability to impose special assessments, such as for legal liabilities, and the consequences of an inability to impose such assessments.

In response to the Staff’s comment, MasterCard has revised the risk factor which immediately precedes the risk factor identified in the Staff’s comment on pages 23 and 24 to provide investors with a better understanding of the consequences of an inability to impose special assessments.

We expect to record a significant net loss for the first quarter of 2006 as a result of the donation of shares of our Class A common stock and cash to the MasterCard Foundation, page 26

15.	We note that the marketability discount will be determined by independent valuation consultants to be retained by MasterCard. Once known, please disclose the methodology that will be used to quantify the marketability discount. In addition, please tell us what consideration you gave to naming the independent valuation consultant in the prospectus and providing the written consent of the third party under Securities Act Rule 436.

MasterCard acknowledges the Staff’s comment and will disclose the methodology that will be used to quantify the marketability discount when known. MasterCard has considered naming the independent valuation consultant in the prospectus and providing the written consent of such consultant and believes that this is not required and would not provide meaningful information to investors. MasterCard advises the Staff that the marketability discount and methodology will be determined by MasterCard’s management in consultation with the independent valuation consultant and has clarified its disclosure in this regard on pages 27 and 39.

Forward-Looking Statements, page 31

16.

We have reviewed your response to our prior comment number 46; however, even though you are a 1934 Act reporting company, the safe harbors of Sections 27A and 21E are not available for your initial public offering, pursuant to Section 27A(b)(2)(D) and Section 21E(b)(2)(D). If you believe that Sections 27A(b)(2)(D) and 21E(b)(2)(D)

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are not applicable to this offering, please tell us why. Alternatively, please revise to eliminate the implication that the safe harbors provided by Section 27A of the Securities Act and Section 21E of the Exchange Act are applicable to your offering.

While Sections 27A(b)(2)(D) of the Securities Act and 21E(b)(2)(D) of the Exchange Act provide that the safe harbors of Sections 27A and 21E are not available for initial public offerings, we do not believe that these clauses are properly interpreted to exclude from the safe harbors every public offering of a new security by a reporting company.1 For example, we do not believe that statements made in connection with an “initial public offering” by a reporting issuer of a new class of debt security would be excluded from the safe harbors. Analogously, a class of MasterCard Incorporated’s common equity securities has been registered under Section 12(g) of the Exchange Act, and the company has been subject to the reporting obligations of Section 13(a) of the Exchange Act, for several years. Accordingly, in these circumstances, we do not believe that the public offering of an additional class of common equity securities by MasterCard Incorporated should be considered to be an “initial public offering” for purposes of Sections 27A(b)(2)(D) of the Securities Act and 21E(b)(2)(D) of the Exchange Act.

Use of Proceeds, page 32

17.	We have reviewed your new disclosure on page 32 in response to our prior comment number 47. Please expand your disclosure, to the extent possible, to quantify the amount of proceeds to be allocated to each use.

MasterCard respectfully advises the Staff that it has not made any determination as to the amount of proceeds to be allocated to any use other than the redemption of shares of Class B common stock from its existing stockholders and does not expect to determine such allocations prior to the completion of the offering. MasterCard has included additional disclosure to this effect under the caption “Use of Proceeds.”

Dividend Policy, page 32

18.	We note your response to our prior comment number 48. Please provide us with the requested information as soon as it is available and in any event sufficiently in advance

[1]	In this regard, we note that the legislative history of Sections 27A(b)(2)(D) and 21E(b)(2)(D) supports a conclusion that these exceptions are designed to preclude companies without a track record from relying on the safe harbors. See 141 Cong. Rec. 19,062 (1995). Moreover, when the SEC recently requested public comment on whether to expand the forward-looking information safe harbors to include statements made in connection with initial public offerings, it only referred to initial public offerings by non-reporting issuers and, when it determined not to so extend these safe harbors it did so based on the fact that these companies are generally untested. See Release Nos. 33-8501 (November 17, 2004) at 78 and 33-8591 (August 3, 2005) at 71.

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of a request for effectiveness of your registration statement to provide time for our review and comment.

MasterCard acknowledges the Staff’s comment and will provide the Staff with the requested information as soon as it is available and, in any event, sufficiently in advance of a request for effectiveness of its Registration Statement to provide time for the Staff’s review and comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

19.	We note, generally, that you have not disclosed relevant metrics by which you gauge the strength or weakness of your business or business prospects. Refer generally to Release 33-8350. Please revise your overview to identify key performance indicators, financial and non-financial, and then address them in more detail wherever relevant.

In response to the Staff’s comment, MasterCard has revised its disclosure on page 37 to identify the relevant metrics used by senior management in evaluating and monitoring the business.

20.	We note your new disclosure in the final paragraph on page 119 regarding the cash settlement of certain EIP grants that are not eligible for conversion. Please tell us what consideration you gave to discussing the impact of these future cash settlement obligations in your liquidity section on page 53 and including them in your table of contractual obligations on page 55.

MasterCard’s EIP is currently settled in cash; therefore, the cash settlement of EIP grants that are not eligible for conversion will be made in the same manner as in the past. MasterCard has revised the tables of future obligations on pages 56 and 57 to include EIP obligations.

21.	We note your response to comment 55. Please expand your discussion of your fees and assessments to provide a range of prices for transactions and services. We note from your response to prior comment 52 that your implementation of new fees, increases in existing fees or modifications of your fee calculation methodology resulted in revenue and growth in 2005. Please expand to further explain the nature of the restructuring of such fees here, as referenced in the first bullet point on page 43 and elsewhere.

In response to the Staff’s comment, MasterCard has expanded its disclosure on page 37 regarding the restructuring of such fees. MasterCard’s pricing for transactions and services is complex. Each classification of revenues has numerous components of fees depending on the types of transactions or services provided. In addition, standard pricing varies among MasterCard’s regional businesses, and such pricing can be customized further for MasterCard’s customers through incentive and rebate agreements. Accordingly, MasterCard respectfully advises the Staff that it does not believe it would provide meaningful information to investors to provide ranges of

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prices for transactions and services or that this disclosure is required by Regulation S-K.

22.	Please revise to discuss the “new customer incentive agreements” referenced in the second paragraph on page 53.

In response to the Staff’s comment, MasterCard has expanded its disclosure on page 54 to discuss the new customer incentive agreements.

Impact of Offering Transactions, page 37

23.	We have reviewed your new disclosure in response to our prior comment number 54. Please expand your discussion to explain why you will seek an exemption from the Canadian government to delay the Foundation’s charitable giving requirements for 10 years, in light of the significant funding that you intend to provide to the Foundation.

In response to the Staff’s comment, MasterCard has revised the disclosure on page 39 to explain in more detail the reason for seeking an exemption from the Foundation’s charitable giving requirements.

Future Obligations, page 46

24.	Please quantify, in footnote (c) to the table, the amounts payable under the contingent obligations described. Further, tell us the nature of the purchase obligations and performance based agreements.

In response to the Staff’s comment, MasterCard has modified footnote (c) to the tables of future obligations on pages 56 and 57.

Critical Accounting Estimates, page 57

Revenue Recognition, page 57

25.	We have read the revisions provided in response to prior comment 72. Please further revise to disclose, for each period presented, the amount of assessment revenues that are estimated as compared to total assessment revenues.

In response to the Staff’s comment, MasterCard has added the percentage of estimated assessment revenues compared to total assessment revenues for each period presented on page 58.

Business, page 65

Legal Proceedings, page 77

26.	We have reviewed your response to our prior comment number 82, however it is still not clear from the disclosure what MasterCard behavior is implicated by the American

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Express and Discover claims and how the behavior is alleged to violate applicable law. If the claims are identical to the DOJ claims, that MasterCard’s PPC program acted in restraint of trade, please explain what aspect of the CPP program had this effect.

In response to the Staff’s comment, MasterCard has revised its disclosure on page 91.

Description of Capital Stock, page 125

27.	We note your response to prior comment 97. Please revise to describe what you mean by “other secondary transactions.”

In response to the Staff’s comment, MasterCard has revised its disclosure on page 130.

Related Party Transactions, page 123

28.	We note that rather than describing the nature of agreements with related parties you have disclosed that you have agreed to “certain” pricing arrangements and “certain” supplemental user-pay services. Please revise to describe the nature of these arrangements and services and the benefits derived from such arrangements and services.

In response to the Staff’s comment, MasterCard has revised its disclosure on pages 124 and 125 to describe the nature of these arrangements.

Interim Consolidated Financial Statements

Note 7 – Pension Plans and Other Benefits, page F-59

29.	Please tell us how you concluded that the accounting change in the quarter ended September 30, 2005 was not material to any historical periods to preclude retroactive restatement. Please explain the qualitative and quantitative factors you considered in your response.

MasterCard considered APB 28, “Interim Financial Reporting,” paragraph 29 and performed a SAB 99, “Materiality,” analysis which considered both quantitative and qualitative factors for all periods the plans were effective (1999 to present). MasterCard does not believe the judgment of a reasonable person would have been changed or influenced by the accounting change in any historical period or for the full year results of operations in 2005. The analysis below is a summary of MasterCard’s detailed SAB 99 analysis. When determining that the adjustment was not material to any current or historical periods to not require retroactive restatement, MasterCard considered the following:

•	The quantifiable adjustment did not mask a change in earnings or other trends or change a loss into income or vice versa. The trend of net income and general

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and administrative expense, if the adjustment was reflected in prior periods, would be consistent with the trend of the actual amounts recorded for all quarterly and annual periods (1999 to present). Additionally, there would not have been a significant impact on the trending explained in Management’s Discussion and Analysis included in the Form 10-Ks and Form 10-Qs for all quarters and years considered.

•	The adjustment did not impact regulatory requirements or involve concealment of an unlawful transaction.

•	There was not an intentional misstatement to “manage” earnings and the adjustment had no effect on management’s compensation.

•	As MasterCard’s stock is not publicly traded, MasterCard does not have an analyst following at this time. MasterCard’s stock will be valued at the time of the offering in 2006 and MasterCard’s stock price will therefore already be reflective of this adjustment. The current users of the financial statements (MasterCard’s members/shareholders) primarily review the financial statements for revenue growth, trending in marketing spend and cash flow from operations. As a public company, MasterCard’s stockholders will be concerned with revenue growth, net income and return on equity. None of these items are significantly impacted by the adjustment.

•	The impact to total assets, current liabilities, total liabilities and stockholders’ equity was less than 1% at the end of all quarterly and annual reporting periods (from 1999 to present) and 1.6% or less for the cumulative catch up adjustment at September 30, 2005.

•	MasterCard performed a detailed analysis of the effect of the adjustment on the statement of operations for all quarterly and annual periods that the plans were in effect (1999 to present). The impact to net income was either less than 3.6% for the quarter and year, or de minimis (less than $650K) from a dollar perspective, in all quarters and years. The impact of the adjustment to general and administrative expense represents less than 1.5% in all quarters and years and 5.2% for the cumulative catch up adjustment in the third quarter of 2005.

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Below MasterCard has included a summary analysis of the impact of the adjustment on a quarterly and annual basis for 2005, 2004, 2003 and 2002:

	2005						2004										2003							2002
	2Q YTD		2Q		1Q		Total		4Q		3Q		2Q		1Q		Total	4Q		3Q	2Q		1Q	Total		4Q		3Q	2Q		1Q
Adjustment (after-tax) (exp)/inc	(3,454)		(2,640)		(814)		(3,510)		103		(596)		(1,633)		(1,384)		(1,346)	352		484	(1,178)		(1,004)	(805)		362		467	(841)		(793)
Net Income (Loss)	213,542		120,248		93,294		238,060		1,270		97,515		65,707		73,568		(385,793)	(67,128)		74,399	32,327		(425,391)	116,429		(51,486)		77,930	36,389		53,596
% of Net Income (Loss)	(1.6%	)	(2.2%	)	(0.9%	)	(1.5%	)	8.1%	(a)	(0.6%	)	(2.5%	)	(1.9%	)	0.3%	(0.5%	)	0.7%	(3.6%	)	0.2%	(0.7%	)	(0.7%	)	0.6%	(2.3%	)	(1.5%	)

(a)	Although the adjustment as a percentage of net income was 8.1% in the fourth quarter of 2004, the dollar amount of this adjustment was only $103,000.

•	The cumulative catch up adjustment of $19 million represents 10.3% (or $12 million) of net income in the third quarter of 2005. The third quarter income was negatively impacted by a $48.2 million pre-tax charge for currency conversion litigation, and benefited from a $17.5 million pre-tax penalty under a customer agreement, which were both prominently disclosed in MasterCard’s third quarter 10-Q. Excluding these two items, the cumulative catch-up represents only 8.8% of net income for the three months ended September 30, 2005. The catch-up adjustment represents 4.2% of forecasted 2005 net income of $290 million and 3.7% of net income for the nine months ended September 30, 2005 of $332 million.

•	The total cash provided by operating activities in the statement of cash flows was not impacted in any period.

•	MasterCard reviewed its loan covenants. For one period, at December 31, 2003, the net worth covenant of MasterCard’s $80 million subordinated notes was not met, however with $880 million of unrestricted cash and available-for-sale securities at this period end, MasterCard had the ability to repay the debt without a significant impact on liquidity. In 2004, MasterCard demonstrated continued strength and liquidity by increasing its cash and short term investments to over $1.1 billion without additional borrowing. In addition, classification of $80 million of subordinated debt as current at December 31, 2003 would not materially impact MasterCard’s current ratio or working capital balances. Since December 31, 2003, the net worth covenant was modified so that the covenant is now measured at the parent level versus the MasterCard International subsidiary level. Under this modified approach, MasterCard would not have been in default. Furthermore, the provisions of the agreement did not provide the investors with any explicit remedy in the event of non-compliance with the net worth covenant, such as the right to accelerate payment. As it would be in their best interest to continue to receive the principal and interest payments on the debt, management believes that MasterCard would have asked for and received a waiver for non-compliance with the net worth covenant.

Management reviewed this conclusion with internal and external legal counsel, the Audit Committee and its independent registered public accounting firm. They were all

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in agreement with management’s assessments and recommendation to record the adjustment in the third quarter of 2005.

Note 14—Legal and Regulatory Proceedings, page F-63

Currency Conversion Litigations, page F-66

30.	We have read your revisions provided in response to prior comment 108, however, the nature of the “litigation developments and settlement negotiations” remains unclear. The 2005 events highlighted in the disclosure actually appear to be favorable to MasterCard. Please expand your disclosure to clarify the reasons for the timing of this change in estimate.

In response to the Staff’s comment, MasterCard has revised its disclosure on page F-67.

Part II

Exhibits

31.	We have reviewed the opinion of counsel set forth as Exhibit 5.1. The qualification set forth in part (2) of the fourth paragraph is inappropriate as it assumes the board has taken action that is fundamental to the legal opinion. Please provide a revised legal opinion that does not contain this qualification.

We respectfully acknowledge the Staff’s comment and will provide a revised legal opinion that does not contain this qualification in a subsequent pre-effective amendment to the Registration Statement unless another understanding is reached with the Staff in this regard.

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Please do not hesitate to call Vincent Pagano, Jr. at 212-455-3125 or Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

Elaine Wolff, Esq.

Rachel Zablow

Steven Jacobs

MasterCard Incorporated

Noah J. Hanft, Esq.

Timothy H. Murphy, Esq.

Cleary Gottlieb Steen & Hamilton LLP

David Lopez, Esq.